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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	richard.truesdell@davispolk.com
New York, NY 10017

February 3, 2020

Re:	Sunshine Silver Mining & Refining Corporation
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted November 29, 2019
CIK No. 0001517006

Mr. Kevin Dougherty

Ms. Loan Lauren Nguyen

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Dougherty and Ms. Nguyen,

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 4 to Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated December 20, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the revised Registration Statement showing the changes to the Registration Statement confidentially submitted to the Commission on November 29, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 4 to Draft Registration Statement on Form S-1

Mineral Resources and Mineral Reserves, page 110

1.    We note your response to comment 10. Please complete the Mineral Reserves Summary [Table 2 to paragraph (b)] on page 111 and include the Mineral Resource Summary [Table 1 to paragraph (b)] as required by Regulation S-K Item 1303(b)(3).

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 111 and 112 of the revised Registration Statement.

Mineral Resource Estimates - Cerro Los Gatos Mine, Esther and Amapola Deposits, page 119

2.    We note your response to comment 12 regarding cutoff grades and prices used to define your reserves. Please indicate clearly in your filing, the metal prices used to evaluate your reserves are the same prices used for your cutoff grade calculation. In addition state the metallurgical recovery used to define your reserves.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 121 of the revised Registration Statement.

3.    We note you response to comment 13. Please include the operating costs used to estimate your cutoff grade and disclose the parameters used to determine your $70 Net Smelter Return (NSR). Please explain, with detail, how your metal prices were determined.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 121 of the revised Registration Statement.

Mineral Reserve Estimates - Cerro Los Gatos Mine, page 121

4.    We note your response to comment 14. Please disclose the operating cost for your cutoff grade calculation, metallurgical recoveries, and the parameters, used to determine your $70 Net Smelter Return (NSR). Please explain, with detail, how your metal prices were determined.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 123 of the revised Registration Statement.

Exhibits 96.1 and 96.2, page II-4

5.    We note the cash flow statements in exhibit 96.1. The cash flow statements for the Los Gatos project are difficult to read and should be sharpened. Please present them in legible form. See generally Exchange Act Rule 12b-12.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 267-268 of Exhibit 96.1 to the revised Registration Statement.

6.    Please provide supplementally the excel copies of the cash flow analysis for your Los Gatos and Sunshine mines. Please provide the requested information on a CD or a flash drive and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Response:

The Company acknowledges the Staff’s comment and is supplementally providing, under separate cover, the excel copies of the cash flow analysis for the Los Gatos and Sunshine Mines and the name and phone number for a technical person that the Staff’s engineer may call for technical questions regarding the Company’s reserves.

7.    We note your antimony revenues in the Sunshine mine economic analysis, but do not find any resource/reserve estimates for this material. Please disclose the basis for these revenues in your filing and exhibits. Please comment on the accuracy of this estimate and disclose all the assumptions used to determine these quantities and revenues.

Response:

The Company acknowledges the Staff’s comment and has revised the Sunshine Mine economic analysis and the corresponding disclosure throughout the revised Registration Statement to exclude antimony revenues.

*****

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr., Esq.

cc:	Stephen Orr, Chief Executive Officer and Director
Roger Johnson, Chief Financial Officer
Sunshine Silver Mining & Refining Corporation